300 North LaSalle Chicago, Illinois 60654
H. Kurt von Moltke, P.C.
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2295		(312) 862-2200
kvonmoltke@kirkland.com	www.kirkland.com

November 17, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Russell Mancuso
Joseph McCann

	Re:	KEMET Corporation
Amendment No. 1 to Registration Statement on Form S-4
(SEC File No. 333-170147), originally filed on October 26, 2010

Gentlemen:

KEMET Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-4 (“the Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated November 12, 2010, from the staff of the Securities and Exchange Commission (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, copies of Amendment No. 1 are enclosed, and have been marked to show changes from the Registration Statement on Form S-4 filed on October 26, 2010.  Where applicable, we have referenced in the Company’s responses the appropriate page number of the prospectus set forth in the Amendment (the “Prospectus”).  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Table of Additional Registrants

1.                                      We note from your disclosure on page 30 that obligations under the Exchange Notes will be secured, in part, by liens on the capital stock of subsidiaries organized in Mexico, Singapore and Italy.  Please provide us with an analysis of whether the liens on the capital stock of these subsidiaries involve an offer or sale of securities that is subject to the Securities Act of 1933 and should be included in your Form S-4.

Response:  As is customary in transactions involving the pledge of capital stock of a domestic or foreign subsidiary to secure notes of an issuer, the pledge of the stock of the Company’s foreign subsidiaries to the collateral trustee is not being registered.  We have not registered the pledge of the stock of the Company's foreign subsidiaries because we do not believe that a pledge constitutes a sale of that stock to either the collateral trustee or the noteholders.  We respectfully note that there is no definitive ruling as to whether a pledge constitutes a sale under Section 2(a)(3) of the Securities Act of 1933 (the “Securities Act”) for purposes of Section 5 of the Securities Act, despite the ruling relating to Section 17(a) of the Securities Act in Rubin v. United States, 449 U.S. 424 (1981).  We respectfully refer the Staff to its position in SEC Staff Compliance and Disclosure Interpretations: General Guidance, at Answer to Question 132.03 [January 26, 2009], which, if a pledge was treated as a sale, would be inconsistent with the general treatment of tacking under Rule 144.  A mere pledge of common stock of a subsidiary by an issuer is distinguishable from a guarantee of securities issued by an issuer by its subsidiary. Guarantees of securities are securities themselves for purposes of the Securities Act and, as a result, the offering of both the guaranteed security and the guarantee must either be registered or exempt from registration. A guarantee involves a payment obligation either essentially identical to that of the issuer or one that arises upon the failure of the issuer to pay and demand for payment from the guarantor. In contrast, a pledge of capital stock of a subsidiary does not involve a payment obligation of that subsidiary.  To realize on this collateral, the collateral trustee or security holders must foreclose on this interest as explained in more detail below.

If the pledge to the collateral trustee of stock of the Company’s foreign subsidiaries is deemed to be a “sale”, we note that the stock was pledged to the collateral trustee for the benefit of noteholders, and is not being pledged to the noteholders themselves.  As a result, the pledge to the collateral trustee was a private transaction with the collateral trustee and any deemed “sale” to the collateral trustee was exempt from registration under Section 4(2) of the Securities Act. Specifically, the pledge to the collateral trustee is to a single institutional “investor” that is not acquiring the securities with a view to distribution.  No “sale” should be deemed to have been made to the noteholders.  Under the terms of the indenture governing the notes (the “Indenture”), on the date the notes were initially issued certificates representing the stock of the subsidiaries were delivered to and held by the collateral trustee (see Section 10.5 of the Indenture). The stock will not be distributed to noteholders either upon the occurrence of an event of default under the Indenture or upon a foreclosure on the collateral; instead, upon a default, at the discretion of the collateral trustee, the stock may be transferred to or registered in the name of the collateral trustee pursuant to the Pledge Agreement between the Company and the collateral trustee (the “Pledge Agreement”). In turn, the collateral trustee would be entitled to exercise voting rights with respect to the stock, receive all dividends and other distributions in respect of the stock and pursue appropriate remedies with respect to the stock, such as those prescribed under the Uniform Commercial Code, including, subject to compliance with the Securities Act and applicable state securities laws, the public or private sale of the stock. The collateral trustee would thus exercise investment decisions with respect to the stock and would be obligated to apply any proceeds in accordance with the terms of the Indenture and the Pledge Agreement, and these proceeds may or may not be paid to the noteholders.  The collateral trustee would only be able to sell the common stock by registering the common stock under the Securities Act or availing itself of an exemption from registration. In the Pledge Agreement the Company has stated that it will do or cause to be done all such acts if the collateral agent is unable to effect a private sale under applicable state securities laws or otherwise, including a registration.

In response to the Staff’s comment, the disclosure on page 30 has been revised to note that any common stock pledged as collateral could only be resold pursuant to the registration requirements of the Act or an exemption therefrom and in accordance with any applicable foreign securities law.

Exchange Offer, page 8

2.                                      Your disclosure in the third bullet point on page 10 and in the fourth bullet point on page 46 appears to indicate that your affiliates may participate in this exchange offer.  Please tell us how participation by your affiliates in this offering is consistent with the no-action letters you cite.  Alternatively, if no affiliates will participate in the exchange, please amend your disclosure in this section and elsewhere, as appropriate, to remove any implication to the contrary.

Response:  The Company does not anticipate that any of its affiliates will participate in the exchange and has amended its disclosure in the Prospectus accordingly to be consistent with the no-action letters cited by it.

Exchange Offer, page 43

3.                                      It appears that your correspondence dated October 29, 2010 does not include all of the representations contained in the no-action letters which you cite.  For instance and without limitation, you do not represent that any broker-dealer that participates in the exchange offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities will confirm that it has not entered into any arrangement or understanding with you or your affiliates to distribute the exchange securities.  Please refer to Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Please revise the letter accordingly.

Response:  In response to the Staff’s comment, the Company has revised its letter dated October 29, 2010 to include the representations that any broker-dealer that participates in the exchange offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities will confirm that it has not entered into any arrangement or understanding with you or your affiliates to distribute the exchange securities.

Signatures

4.                                      Please indicate clearly below the second paragraph of text required on the Signatures page for each registrant who is signing in the capacity of (1) principal executive officer, (2) principal financial officer, and (3) principal accounting officer or controller of that registrant.

Response:  In response to the Staff’s comment, the Company has revised the signature page for each registrant to indicate who is signing in the capacity of (1) principal executive officer, (2) principal financial officer, and (3) principal accounting officer or controller of that registrant.

*  *  *  *

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2295.

Sincerely,

/s/ H. Kurt von Moltke, P.C.

H. Kurt von Moltke, P.C.

cc:	William M. Lowe, Jr.
KEMET Corporation

November 17, 2010

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Joe McCann

Re:                               KEMET Corporation

Registration Statement on Form S-4

File No. 333-170147

Ladies and Gentlemen:

This letter is being furnished in connection with the registration statement of KEMET Corporation (the “Issuer”), KEMET Electronics Corporation, KEMET Services Corporation, KRC Trade Corporation and The Forest Electric Company (collectively with the Issuer, the “Registrants”) on Form S-4/A (File No. 333-170147) (the “Registration Statement”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 17, 2010, as amended, registering the Issuer’s offer to exchange up to $230,000,000 aggregate principal amount of 10½% Senior Notes due 2018 (together with the guarantees thereof, the “Exchange Notes”) for a like aggregate principal amount of 10½% Senior Notes due 2018 (together with the guarantees thereof, the “Outstanding Notes”) of the Issuer.

Please be advised that the Registrants are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Registrants will make each person participating in the exchange offer, by means of the exchange offer prospectus and the related letter of transmittal, aware that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

The Registrants represent that with respect to any broker-dealer that participates in the exchange offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or trading activities each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the registrants to distribute the Exchange Notes. The Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision, in substantially the form set forth below:

if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the applicable exchange offer.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact H. Kurt von Moltke, P.C. or William R. Burke of Kirkland & Ellis LLP, special counsel to the Registrants, at (312) 862-2000.

Sincerely,

KEMET Corporation
KEMET Electronics Corporation

By:	/s/ Michael W. Boone
Name:	Michael W. Boone
Title:	Vice President and Treasurer

KEMET Services Corporation

By:	/s/ Gerardo Limon
Name:	Gerardo Limon
Title:	Vice President, Secretary and Treasurer

KRC Trade Corporation

By:	/s/ Michael W. Boone
Name:	Michael W. Boone
Title:	Vice President, Treasurer and Director

The Forest Electric Company

By:	/s/ Michael W. Boone
Name:	Michael W. Boone
Title:	Secretary and Director

cc:                                 H. Kurt von Moltke, P.C.

Kirkland & Ellis LLP

William R. Burke

Kirkland & Ellis, LLP

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